EXHIBIT 21.1

THE BABCOCK & WILCOX OPERATIONS OF

McDERMOTT INTERNATIONAL, INC.

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

NAME OF COMPANY	JURISDICTION OF ORGANIZATION	PERCENTAGE OF OWNERSHIP INTEREST
Babcock & Wilcox Investment Company	Delaware	100
Babcock & Wilcox Power Generation Group, Inc.	Delaware	100
Americon, Inc.	Delaware	100
Babcock & Wilcox Construction Co. Inc.	Delaware	100
Babcock & Wilcox Canada Ltd.	Canada	100
BWX Technologies, Inc.	Delaware	100
Babcock & Wilcox Nuclear Operations Group, Inc.	Delaware	100
Babcock & Wilcox Nuclear Power Generation Group, Inc.	Delaware	100

The subsidiaries omitted from the foregoing list, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.